May 14, 2019

Jeffrey A. Schwaneke
Executive Vice President and Chief Financial Officer
Centene Corporation
7700 Forsyth Boulevard
St. Louis, MO 63105

       Re: Centene Corporation
           Registration Statement on Form S-4
           Filed May 3, 2019
           File No. 333-231212

Dear Mr. Schwaneke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Jeremy London, Esq.